Registration Nos. 333-156729

811-22167

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 1	☒

Allianz Funds Multi-Strategy Trust

(Exact Name of Registrant as Specified in its charter)

1345 Avenue of the Americas, New York, NY 10105

(Address of principal executive offices) (Zip code)

(888) 852-3922

(Registrant’s telephone number, including area code)

E. Blake Moore, Jr.

c/o Allianz Global Investors Distributors LLC

1345 Avenue of the Americas

New York, NY 10105

(Name and address of agent for service)

Copies of Communications to:

William V. Healey, Esq.

c/o Allianz Global Investors Fund Management LLC

1345 Avenue of the Americas

New York, NY 10105

David C. Sullivan, Esq.

Ropes & Gray LLP

One International Place

Boston, Massachusetts 02110

It is proposed that this filing will become effective immediately pursuant to Rule 462(d).

The Registrant has registered an indefinite amount of its shares of beneficial interest under the Securities Act of 1933, pursuant to Rule 24f-2 under the Investment Company Act of 1940. In reliance upon Rule 24f-2, no filing fee is being paid at this time.

This Amendment to the Registration Statement on Form N-14 of Allianz Funds Multi-Strategy Trust (the “Trust”), filed with the Commission on January 15, 2009 (Accession No. 0001193125-09-006508; 1933 Act Registration No. 333-156729) (the “Registration Statement”), is being filed solely to add Exhibit 12 to the Registration Statement. The prospectus and statement of additional information included in the Registration Statement are incorporated herein by reference.

PART C: OTHER INFORMATION

Item 15	Indemnification

Under the terms of Registrant’s Agreement and Declaration of Trust, Article VII, Registrant is required, subject to certain exceptions and limitations, to indemnify and insure its trustees, officers, employees, agents and other persons who may be indemnified by Registrant under the Investment Company Act of 1940, as amended (the “1940 Act”).

Item 16	Exhibits

(1)	Amended and Restated Agreement and Declaration of Trust, dated as of March 28, 2008.(2)

(2)	Amended and Restated Bylaws, dated as of March 28, 2008.(2)

(3)	Voting trust agreement affecting more than 5% of any class of equity securities – None.

(4)	Form of Agreement and Plan of Reorganization.(7)

(5)	Instruments Defining Rights of Shareholders

(a)	Article III (Shares) and Article V (Shareholders’ Voting Powers and Meetings) of the Amended & Restated Agreement and Declaration of Trust of the Registrant. (2)

(b)	Article 9 (Issuance of Shares Certificates) and Article 11 (Shareholders’ Voting Powers and Meetings) of the Amended and Restated Bylaws of the Registrant. (2)

(6)	Investment Advisory Contracts

(a)	(i) Investment Management Agreement with Allianz Global Investors Fund Management LLC, dated March 28, 2008.(2)

(ii) Amended and Restated Investment Management Agreement with Allianz Global Investors Fund Management LLC July 8, 2008.(2)

(iii) Form of Revised Schedule to Investment Management Agreement (Schedule A) with Allianz Global Investors Fund Management LLC to add the Allianz Global Investors Solutions Retirement Income Fund, Allianz Global Investors Solutions 2015 Fund, Allianz Global Investors Solutions 2020 Fund, Allianz Global Investors Solutions 2030 Fund, Allianz Global Investors Solutions 2040 Fund and Allianz Global Investors Solutions 2050 Fund.(6)

(iv) Form of Revised Schedule to Investment Management Agreement (Schedule A) with Allianz Global Investors Fund Management LLC to add the Allianz Global Investors Solutions Core Allocation Fund.(8)

(b)	(i) Sub-Advisory Agreement between Allianz Global Investors Fund Management LLC and RCM Capital Management LLC, dated March 28, 2008.(2)

(ii) Revised Schedule to Sub-Advisory Agreement (Schedule A) dated July 8, 2008 between Allianz Global Investors Fund Management LLC and RCM Capital Management LLC to add the Allianz RCM All Horizons Fund, the Allianz RCM Disciplined Equity Fund and the Allianz RCM International Opportunities Fund.(3)

(c)	(i) Portfolio Management Agreement between RCM Capital Management LLC and Allianz Global Investors Advisory GmbH, dated as of March 28, 2008.(2)

(ii) Revised Schedule to Portfolio Management Agreement (Schedule A) dated July 8, 2008 between RCM Capital Management LLC and Allianz Global Investors Advisory GmbH to add the Allianz RCM All Horizons Fund and the Allianz RCM International Opportunities Fund.(3)

(d)	(i) Sub-Advisory Agreement between Allianz Global Investors Fund Management LLC and Nicholas-Applegate Capital Management, LLC, dated July 8, 2008.(2)

(ii) Form of Revised Schedule to Sub-Advisory Agreement (Schedule A) between Allianz Global Investors Fund Management LLC and Nicholas-Applegate Capital Management LLC to add the Allianz NACM International Growth Fund.(6)

(e)	(i) Form of Sub-Advisory Agreement between Allianz Global Investors Fund Management LLC and Allianz Global Investors Solutions LLC. (4)

(ii) Revised Schedule to Sub-Advisory Agreement (Schedule A) dated April 20, 2009 between Allianz Global Investors Fund Management LLC and Allianz Global Investors Solutions LLC to add the Allianz Global Investors Solutions Core Allocation Fund and Allianz Global Investors Solutions Growth Allocation Fund. (8)

(f)	(i) Expense Limitation Agreement with Allianz Global Investors Fund Management LLC, dated March 28, 2008.(2)

(ii) Revised Schedule to the Expense Limitation Agreement (Schedule A) with Allianz Global Investors Fund Management LLC, dated July 8, 2008.(3)

(iii) Form of Amended and Restated Expense Limitation Agreement with Allianz Global Investors Fund Management LLC.(6)

(iv) Revised Schedule to Expense Limitation Agreement (Schedule A) dated April 20, 2009 wtih Allianz Global Investors Fund Management LLC to add the Allianz Global Investors Solutions Growth Allocation Fund. (8)

(g)	Expense Limitation Agreement for Allianz Global Investors Solutions Core Allocation Fund dated April 20, 2009 with Allianz Global Investors Fund Management LLC.(8)

(h)	(i) Form of Management Fee Waiver Agreement with Allianz Global Investors Fund Management LLC.(6)

(ii) Revised Schedule to Management Fee Waiver Agreement (Schedule A) dated April 20, 2009 with Allianz Global Investors Fund Management LLC to add the Allianz Global Investors Solutions Core Allocation Fund and Allianz Global Investors Solutions Growth Allocation Fund.(8)

(7)	Underwriting or Distribution Contracts

(a)	(i) Form of Amended and Restated Distribution Contract with Allianz Global Investors Distributors LLC, dated March 28, 2008.(2)

(ii) Second Amended and Restated Distribution Contract with Allianz Global Investors Distributors LLC, dated July 8, 2008.(3)

(iii) Form of Third Amended and Restated Distribution Contract with Allianz Global Investors Distributors LLC. (6)

(iv) Fourth Amended and Restated Distribution Contract with Allianz Global Investors Distributors LLC dated April 20, 2009.(8)

(b)	(i) Form of Selected Dealer Agreement with respect to Class A, B and C shares.(2)

(ii) Form of Selected Dealer Agreement with respect to Class D shares between Registrant and Allianz Global Investors Distributors LLC.(2)

(iii) Form of Amendment to Dealer Agreement between Registrant and Allianz Global Investors Distributors LLC.(2)

(c)	Selected Dealer Agreement between PIMCO Funds Distributors LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, dated as of July 29, 2002.(2)

(8)	Bonus or Profit Sharing Contracts – None.

(9)	Custodian Agreements and Depository Contracts

(a)	Custody and Investment Accounting Agreement with State Street Bank & Trust Company, dated March 28, 2008.(2)

(b)

Foreign Securities Depositories Delegation Agreement among Allianz Global Investors Fund Management LLC, RCM Capital Management LLC and Allianz Global Investors Advisory GmbH, and accepted and agreed to by Registrant, dated March 28, 2008.(2)

(c)

Form of Foreign Securities Depositories Delegation Agreement between Allianz Global Investors Fund Management LLC and Nicholas-Applegate Capital Management LLC, accepted and agreed to by Registrant.(4)

(d)	Form of Foreign Securities Depositories Delegation Agreement between Allianz Global Investors Fund Management LLC and Allianz Global Investors Solutions LLC. (6)

(10)	Rule 12b-1 Plans and Rule 18f-3 Plans

(a)	Form of Distribution and Servicing Plan for Class A Shares.(1)

(b)	Form of Distribution and Servicing Plan for Class B Shares.(8)

(c)	Form of Distribution and Servicing Plan for Class C Shares.(1)

(d)	Form of Amended and Restated Distribution Plan for Class D Shares.(2)

(e)	Form of Administrative Services Plan for Class P Shares.(2)

(f)	Form of Distribution and Servicing Plan for Class R Shares.(6)

(g)	Form Distribution Plan for Administrative Class Shares.(6)

(h)	Form of Administrative Services Plan for Administrative Class Shares.(6)

(i)	(i) Multi-Class Plan of Registrant.(2)

(ii) Amended and Restated Multi-Class Plan of Registrant, dated July 8, 2008.(3)

(iii) Form of Second Amended and Restated Multi-Class Plan of Registrant.(6)

(11)	Opinion and Consent of Counsel.(7)

(12)	Opinion and Consent of Counsel as to tax matters – Filed herewith.

(13)	Other Material Contracts

(a)	Transfer Agency and Services Agreement with PFPC, Inc., dated March 28, 2008.(2)

(b)	Transfer Agency and Services Agreement dated March 28, 2008 with Boston Financial Data Services, Inc.(2)

(c)	Transfer Agency and Services Agreement with Boston Financial Data Services, Inc. dated October 3, 2008.(6)

(d)	Form of Shareholder Servicing Agreement.(2)

(14)	Consent of Independent Registered Public Accounting Firm.(7)

(15)	Financial Statements Omitted Pursuant to Item 14(a) – None.

(16)	Power of Attorney.(7)

(17)	Additional Exhibits

(a)	Prospectuses of Allianz Global Investors Multi-Style Fund, dated November 1, 2008.(7)

(b)	Statement of Additional Information of Allianz Global Investors Multi-Style Fund, dated November 1, 2008.(7)

(c)	Annual Reports to the Shareholders of Allianz Global Investors Multi-Style Fund for the year ended June 30, 2008.(4)

(1)	Incorporated by reference to Registrant’s Amendment to its Registration Statement on Form N-1A, filed February 27, 2008.

(2)	Incorporated by reference to Pre-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A, filed

March 31, 2008.

(3)	Incorporated by reference to Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-1A, filed

July 15, 2008.

(4)	Incorporated by reference from Registrant’s Annual Report on Form N-CSR, filed September 4, 2008.

(5)	Incorporated by reference to Post-Effective Amendment No. 3 to Registrant’s Statement on Form N-1A, filed October 3, 2008.

(6)	Incorporated by reference to Post-Effective Amendment No. 4 to Registrant’s Registration Statement on Form N-1A, filed December 17, 2008.

(7)	Incorporated by reference from Trust’s Registration Statement on Form N-14 (File No. 33-156729, as filed on January 15, 2009 (Accession No. 0001193125-09-006508).

(8)	Incorporated by reference to Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-1A, filed April 20, 2009.

Item 17.	Undertakings

(1) The undersigned Registrant agrees that, prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) under the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2) The undersigned Registrant agrees that every prospectus filed under paragraph (a) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.

NOTICE

A copy of the Agreement and Declaration of Trust of Allianz Funds Multi-Strategy Trust (the “Trust”), together with all amendments thereto, is on file with the Secretary of The Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually, and that the obligations of or arising out of this instrument are not binding upon any of the Trustees of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

SIGNATURES

As required by the Securities Act of 1933, as amended, (the “Securities Act”) this Post-Effective Amendment No. 1 to the Registrant’s Registration Statement has been signed on behalf of the Registrant in the City of New York, and the State of New York on the 14th day of May, 2009.

ALLIANZ FUNDS MULTI-STRATEGY TRUST

By:	/s/ E. Blake Moore, Jr.
E. Blake Moore, Jr.
President and Chief Executive Officer

As required by the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Capacity	Date
/s/ E. Blake Moore, Jr	President and	May 14, 2009
E. Blake Moore, Jr.	Chief Executive Officer

/s/ Brian S. Shlissel *	Treasurer and Principal	May 14, 2009
Brian S. Shlissel	Financial and Accounting Officer

/s/ Paul Belica *	Trustee	May 14, 2009
Paul Belica

/s/ Robert E. Connor *	Trustee	May 14, 2009
Robert E. Connor

/s/ Hans W. Kertess *	Trustee	May 14, 2009
Hans W. Kertess

/s/ William B. Ogden, IV	Trustee	May 14, 2009
William B. Ogden, IV

/s/ John C. Maney *	Trustee	May 14, 2009
John C. Maney

/s/ R. Peter Sullivan, III *	Trustee	May 14, 2009
R. Peter Sullivan, III

/s/ Diana L. Taylor*	Trustee	May 14, 2009
Diana L. Taylor

* By:	/s/ E. Blake Moore, Jr.
E. Blake Moore, Jr.
Attorney-In-Fact

Date:	May 14, 2009

INDEX OF EXHIBITS

Exhibit Number	Exhibit

(12)	Opinion and Consent of Counsel as to tax matters.